FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______     Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Announces Change of Venue for Annual General Meeting of Shareholders to be Held on December 8, 2022

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 28, 2022--New Found Gold Corp. (TSXV:NFG | OTCQB: NFGFF) ("New Found" or the "Company") announces that the venue for its annual general meeting of shareholders (“AGM”) has been changed to Suite 2600, 595 Burrard Street, Vancouver, British Columbia. As previously published, the AGM will be held at 10:00 a.m. PT on Thursday, December 8, 2022.

The AGM will be convened with the minimum quorum of shareholders as stated in the by-laws of the Company. Social distancing measures will be in place; therefore, there will be limited space for shareholders to attend in person. In order to mitigate risks to the health and safety of the community, shareholders, employees, and other stakeholders, due to continuing concerns associated with the COVID-19 pandemic, shareholders are encouraged to vote their proxy by mail, internet, or telephone and to listen to the live AGM via conference call using the dial-in number to be provided in the notice of meeting and management information circular.

Shareholders are reminded that there will be a number of voting methods available to them in advance of the AGM which will be outlined in the "Voting Instructions" section of New Found’s management information circular which will be mailed to shareholders and be found on the Company’s SEDAR profile at www.sedar.com and on the Company’s website, https://www.newfoundgold.ca/investors/?tab-agm, on November 10, 2022.

The deadline to vote in advance of the AGM will be Tuesday, December 6, 2022, at 10:00 a.m. PT or not later than 48 hours before the time of any adjourned AGM (excluding Saturdays, Sundays, and holidays).

The Company will provide a dial-in number to the AGM so that shareholders or proxyholders can listen to the live AGM. Shareholders listening to the live AGM will only be entitled to vote by proxy and will only be counted in quorum if they send their proxies to the Company, as described above. The dial-in number for the live AGM is an accommodation for shareholders and proxyholders who wish to hear the live AGM without attending in person because of COVID-19.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 71% complete. The Company is well funded for this program with cash and marketable securities of approximately $62 million as of October 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: October 28, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer